

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Paul Mathieson
Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave, Suite E-13
Las Vegas, NV 89103

Re: IEG Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2015
File No. 333-200918

Dear Mr. Mathieson:

We have reviewed your response letter and amendment dated February 13, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated January 8, 2015. As an initial matter, the analysis you have provided does not address the press release issued by the company on December 2, 2014. We reissue our comment with respect to the statements made in this release. In addition, we cannot agree that the information contained in the article dated December 11, 2014 constitutes "factual business information only" and that the safe harbor of Rule 169 applies. We also note that the author of the December 11, 2014 article provided Mr. Mathieson a copy prior to publication which appears inconsistent with the safe harbor provided by Rule 163A(a). Lastly, you disclose that the 2013 merger was a reverse acquisition with a public shell which is inconsistent under (b)(3)(ii) of Rule 163A. Please provide further analysis to support your position that you have complied with Section 5 of the Securities Act or tell us how you intend to cure any violation.

Prospectus Summary, page 4

2. We note your response to comment 2 of our letter dated January 8, 2015. Please further remove the language in the second sentence of the preamble stating that the summary "is not complete".

Risk Factors

Our unsecured loans generally have delinquency and default rates higher than secured loans…, page 8

3. We note your response to comment 10 of our letter dated January 8, 2015. Please revise to address the risks associated with subprime lending in your disclosure, and include the percentage of your portfolio which is considered subprime. In addition, please tell the staff how you have defined subprime for this disclosure.

We depend on third party-service providers for our core operations…, page 9

4. We note your response to comment 13 of our letter dated January 8, 2015. Please file the servicing agreement with CyberRidge LLC as an exhibit to the registration statement.

Business Overview, page 14

5. We note your response to comment 17 of our letter dated January 8, 2015. It appears that your CEO started a successful loan business in Australia (Mr. Amazing Loans); ceased operations of this business; and now intends to launch this business again. Please explain this corporate history in accordance with Item 101 of Regulation S-K.

6. In addition, the Australian website states "Mr. Amazing Loans is a _leading_ Australian ASIC licensed online personal loan company" (emphasis added) and also: "Our loans are currently available to residents of all states and territories of Australia." Please include disclosure in the business overview section that more clearly describes your present operations in Australia, including whether you currently are licensed to conduct business in Australia and the nature of the "outsourced servicing contracts" to which you refer on page 14.

Principal and Selling Stockholders, page 29

7. We note your response to comment 39 of our letter dated January 8, 2015. It does not appear that you have added your Chief Operating Officer to the beneficial ownership table. Further, the first seven lines of the table should include the two officers, the four non-employee directors, and one line listing the total shares owned and/or offered as a group. Please revise.

8. We note your response to comment 40 of our letter dated January 8, 2015 that, when it is available, you will provide the requested information with respect to (1) the nature of the

Paul Mathieson
IEG Holdings Corporation
March 4, 2015
Page 3

entities that are included in the brackets and (2) the natural person or persons who exercise voting or dispositive control over the shares held by non-natural persons. Please include this information in a pre-effective amendment to the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

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        Laura Anthony
        Legal & Compliance, LLC